

February 8, 2011

<u>Via Mail and Fax</u>

Richard P. Dutkiewicz
Executive Vice President and Chief Financial Officer
Real Mex Restaurants, Inc.
5660 Katella Avenue, Suite 100
Cypress, CA 90630

      Re: **Real Mex Restaurants, Inc.
Form 10-K for Fiscal Year Ended December 27, 2009
Filed March 22, 2010
File No. 333-116310**

Dear Mr. Dutkiewicz:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                 Sincerely,

                 Lyn Shenk
                 Branch Chief